Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

November 25, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide American Century Small Cap Income Fund (formerly known as the Nationwide U.S. Small Cap Value Fund) (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on October 30, 2020, with regard to Post-Effective Amendment No. 265 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS

General

1) Comment:  In the preamble to the “Fees and Expenses” table, please update the disclosure to note that the table describes the fees and expenses you may pay when buying, selling, or holding shares of the Fund.

Response:  Registrant notes that the disclosure in the preamble to the Fund’s “Fees and Expenses” table (i.e., “the fees and expenses you may pay when buying and holding shares of the Fund”) matches what is currently required by Item 3 of Form N-1A. The requested language is from the proposed disclosure rule and has not yet been adopted. See Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Release Nos. 33-10814, 34-89478, IC-33963 (Aug. 5, 2020). Therefore, Registrant respectfully declines to update the disclosure as requested.

2) Comment:  Is there a period after which Class C shareholders will not be charged a contingent deferred sales charge for selling their shares? If not, please supplementally explain why it is appropriate to deduct a contingent deferred sales charge after the shareholder has held shares for a period long enough for the issuer to more than make up for any commissions or other sales-related expenses associated with the share’s purchase.

Response:  A CDSC is not charged to Class C shareholders who redeem their shares after the one-year anniversary of their purchase. Registrant notes that this information is disclosed in the “Investing with Nationwide Funds” section of the Prospectus. Specifically, the Prospectus notes that “If you redeem your Class C shares within the first year after purchase, you must pay a CDSC as shown in the Fund’s applicable expense table (emphasis added).”

3) Comment:  With respect to the “Fees and Expenses” table, the range of Other Expenses across the four classes is relatively broad (e.g., 32 to 57 basis points). Please supplementally explain the reason why Other Expenses vary so much from class to class. Additionally, what do Class C shareholders receive in exchange for a 1.00% Distribution and/or Service (12b-1) fee that is not provided to Class A shareholders who are charged significantly less? Please supplementally explain what Class C shareholders are paying for with the extra 75 basis point fee.

Response:  The range of “Other Expenses” across the Fund’s four classes is due to the different administrative services fee charged to each class, which are 0.07%, 0.10%, 0.00%, and 0.25% for Class A, Class C, Class R6, and Institutional Service Class shares, respectively.

U.S. Securities and Exchange Commission

In exchange for a 1.00% distribution fee, Class C shareholders are not charged front-end sales charges.  Instead, Class C shareholders are subject to a CDSC if they sell their shares within one year of purchase. If Class C shareholders sell their shares more than one year after they have been purchased, the shares are no longer subject to the CDSC. Class A shareholders are only charged a distribution fee of 0.25%, but they are also subject to a front-end sales charge of up to 5.75%, depending on the number of shares purchased. Registrant notes that additionally, Class C shares automatically convert, at no charge, to Class A shares of the same Fund ten years after purchase. At that time, the former Class C shareholders are charged the lower Class A distribution fee of 0.25%.

4) Comment:  The “Principal Investment Strategies” section broadly classifies “preferred stocks and equity-equivalent securities such as convertible securities” as “equity securities” in which the Fund primarily invests. Please note that “may include” is not the standard for Form N-1A Item 4 disclosure. Accordingly, please replace “may” with “will” and describe the strategy the subadviser employs to determine when convertible securities would be most advantageous or when to invest in preferred rather than common stock. Similarly, please remove the words “such as” and describe “equity-equivalent securities” with greater specificity; will the subadviser rely on specific types of convertible instruments to achieve the Fund’s investment objective, and if so, which ones? Revise as appropriate.

Response:  Registrant respectfully declines the comment as Registrant believes the use of “may include” is appropriate in the context in which the phrase is used.  Specifically, pursuant to Item 4(a) of Form N-1A, the discussion of the Fund’s principal investment strategies states that the Fund invests primarily in equity securities.  In other words, the Fund invests and will invest primarily in equity securities.  Furthermore, in terms of the types of equity securities, the Fund invests or will invest primarily in common stocks, but may also invest in preferred stocks and equity-equivalent securities.  The use of the term “may” is intended to give the Fund flexibility to invest in preferred stocks and equity-equivalent securities to the extent such securities are better opportunities for the Fund.  Registrant respectfully disagrees with the suggestion that the Fund cannot avail itself of any flexibility in the types of equity securities in which it invests in reaction to market events.

5) Comment:  If the Fund may invest in below-investment grade convertibles, please state this in the “Principal Investment Strategies” and add in the corresponding principal risk disclosures. Further, if the Fund intends to invest principally in below-investment grade convertibles, expressly identify these instruments as speculative in the “Principal Investment Strategies” disclosure.

Response: Registrant notes that the Fund will not invest in below-investment grade convertibles as a principal investment strategy. Therefore, Registrant believes no additional disclosure is required.

U.S. Securities and Exchange Commission

6) Comment: With respect to the Fund’s 80% policy, please revise the statement as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in securities of small-cap companies.

Response:  Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes. Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

7) Comment:  The “Principal Investment Strategies” disclosure states that the subadviser will be “focusing on dividend-paying stocks and other investments that provide income.” What other instruments that provide income are principal to the subadviser’s achievement of the Fund’s primary long-term or secondary objective? For clarity, please identify the intended types of instruments specifically.

Response:  Registrant notes that all instruments that will be used as principal investment strategies have already been identified in the relevant disclosure, and that the phrase “other investments that provide income” is in reference to investments that are not part of the Fund’s principal investment strategies, but in which the Fund may invest from time to time. The use of the phrase “other investments that provide income” is intended to inform investors that the Fund’s income-producing investments are not limited to dividend-paying stocks. Registrant respectfully submits that deleting this phrase could be misleading to investors.

8) Comment:  The “Principal Investment Strategies” disclosure states that “the subadviser employs a bottom-up fundamental process that begins with idea generation utilizing quantitative, qualitative, and valuation screening tools.” Please consider revising to avoid industry jargon and describe the screening tools to indicate the types of qualitative and quantitative factors that the subadviser intends to identify.

Response:  Registrant respectfully maintains that the term “bottom-up approach” describes a method of investing that involves the selection of securities based on their individual attributes regardless of broader national, industry or economic factors. “Quantitative” analysis is the mathematical and statistical methods used in the investment process to evaluate market conditions and to identify securities of issuers for possible purchase or sale by the Fund. “Qualitative” analysis is the non-quantifiable methods used in the investment process to evaluate market conditions and to identify securities of issuers for possible purchase or sale by the Fund. Registrant believes that these concepts are discussed in reasonable and satisfactory detail in the “Key Terms” section of “How the Fund Invests.” As a result, Registrant respectfully declines to amend its current disclosure.

U.S. Securities and Exchange Commission

9) Comment:  With regard to the reference to “frequent and active trading” in the “Principal Investment Strategies” disclosure, please clarify the frequent and active trading strategy and how it is consistent with the Fund’s principal and/or secondary objectives.

Response:  Registrant notes that Instruction 7 to Item 9(b)(1) of Form N-1A requires a Fund to disclose whether it “may engage in active or frequent trading of portfolio securities to achieve its principal investment strategies.” Registrant respectfully submits that the reference to “frequent and active trading” may occur in connection with either the Fund’s primary or secondary investment objectives. Specifically, the Fund expects to engage in frequent and active trading equity securities in seeking to provide Fund shareholders long-term capital appreciation of their investments in the Fund and current income.

10) Comment:  Please add “Liquidity risk” to the “Principal Risks” and “Risks of Investing in the Fund” sections or supplementally explain why disclosure is not appropriate in light of the Fund’s principal strategies focused on smaller companies, convertibles, REITs, and initial public offerings.

Response: Registrant has added “Liquidity risk” to both “Principal Risks” and “Risks of Investing in the Fund” sections.

11) Comment:  Please indicate more specifically how the REIT investment strategy will be used to achieve long term capital appreciation, e.g., what characteristics must a REIT have (commercial, residential, or both), or will the Fund only invest in equity REITs? If there is any sub-prime exposure with respect to investments in REITs, please indicate in the “Principal Investment Strategies” section and add in the corresponding risk disclosure as appropriate.

Response:  Registrant respectfully submits that the current discussion sufficiently describes how the Fund’s investments in equity securities of REITs will be used to achieve the Fund’s objectives.  As noted in response to Comment 9, the Fund will use investments in REITs in order to seek to provide Fund shareholders long-term capital appreciation and current income with respect to their investments in the Fund.  Moreover, equity interests in REITs can also result in capital appreciation like any other equity investment in an issuer.  Equity investments in REITs can also provide current income through dividend distributions.  As the Fund may invest in various types of REITs depending on market conditions, the addition of specific characteristics would unnecessarily limit the Fund’s investment options. Finally, the Fund will not seek sub-prime exposure in connection with its investments in REITs as a principal investment strategy.

12) Comment: If investing in initial public offerings is a principal investment strategy of the Fund, please state this more definitively in the “Principal Investment Strategies”

U.S. Securities and Exchange Commission

section or delete the qualifying language. Principal strategies are those upon which the subadviser actually relies to achieve the Fund’s investment objective.

Response:  Registrant notes that the Fund may invest in IPOs, but is not obligated to do so. As such, Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory. Registrant also respectfully directs the Staff to its response to Comment 4.

13) Comment:  With respect to “Market and selection risks” under the “Principal Risks” section, please present “Market risk” and “Selection risk” separately as the Registrant does under “Risks of Investing in the Fund”. As currently presented, the description of selection risk is weak and, particularly in light of the new COVID-19 disclosure, gets lost and does not serve an investor’s needs very effectively.

Response: Registrant has updated its disclosure so that “Market Risk” and “Selection Risk” are separate risks in the “Principal Risks” section.

14) Comment:  Given that the subadviser’s strategy is described consistently in terms of a value style of investment that includes seeking to invest in undervalued companies, please recharacterize the “Investing for growth” sub-risk of “Equity securities risk” under “Risks of Investing in the Fund”.

Response:  Registrant respectfully declines to revise the disclosure as requested. Registrant notes that “investing for growth” is not the same as “growth style investing” (as opposed to value style investing).  “Investing for growth” refers to the Fund’s primary objective of seeking capital appreciation.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire
Michael E. Schapiro, Esquire